Exhibit 1

Cemex outlines strategy

for high-single-digit EBITDA growth in the medium-term

•	Cemex expects to accelerate growth in the US, lead profitable decarbonization in Europe, leverage leading position in Mexico, and scale its fast-growing Urbanization Solutions business.

•	Strong free cash flow, consistent results, and Investment Grade rating should enable increased flexibility in capital allocation.

•	New target to further improve leverage ratio[1] by half a turn.

•	Cemex intends to introduce a progressive shareholder return program with the announcement of a dividend, subject to shareholder approval, to begin in the second quarter of 2024.

Monterrey, Mexico. March 20, 2024 – At its analyst and investor day at the New York Stock Exchange, Cemex outlined its strategic plan to achieve a high single-digit growth rate in EBITDA in the medium term.

Cemex’s strategy, outlined by CEO Fernando A. González and his management team, is focused on accelerated growth in the US, leveraging its leading position in the Mexico market to take advantage of unique growth opportunities, pioneering profitable lower-carbon and circular practices in Europe to implement worldwide, and expanding its fast-growing Urbanization Solutions business.

“With industry-leading organic EBITDA growth rate over the last 4 years, strong free cash flow generation, and our recently received investment grade rating, we will continue to focus on rolling out our bolt-on growth strategy, strengthening our capital structure while introducing a sustainable shareholder return,” said Mr. González. “We aim to continue focusing on expanding our US business and becoming the leader in lower-carbon, sustainable, and circular building solutions. Additionally, we will continue strengthening our capital structure and maintain a systematic and progressive dividend policy.”

Cemex’s fastest growing region, the US, offers the most growth potential with a multi-year construction cycle just beginning. Since 2020, Cemex has focused on rebalancing its portfolio towards the US, increasing its percentage of EBITDA contribution from 24% to 29%. The company intends to increase this number to 40% in the medium term by increasing the growth capex and investing divestment proceeds to the region.

Cemex also plans to continue leveraging its fastest-growing business, Urbanization Solutions. First incorporated as a core business in 2020, Urbanization Solutions reached US$2.5 billion in sales and US$300 million in EBITDA in 2023, accounting for 9% of consolidated EBITDA. Cemex expects this business to continue growing at a double-digit rate.

On the sustainability front, Cemex highlighted its “Reduce before Capture” strategy, which seeks to maximize decarbonization through existing profitable technologies. Cemex’s European operations are leading the way in this transition, proving that it is not only feasible, but also profitable. Over the past four years, Cemex Europe’s EBITDA grew at a 7% compounded annual growth rate, with approximately a 1 percentage point margin expansion, accompanied by a 17% reduction in CO2 emissions. Over 90% of its cement sales are from its Vertua family of more sustainable products, with an average 45% carbon reduction.

(1) Calculated in accordance with Cemex’s bank debt agreements.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Cemex, S.A.B. de C.V. (“Cemex”, “we”, “our”, “us”, “our company”) intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” ‘would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” ‘target,” “strategy,” “intend,” “aimed” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, Cemex’s expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise). Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference. Such factors also include, but are not limited to: changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this press release not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are not yet proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates in which they are made. You should read this press release and carefully consider the risks, uncertainties, and other factors that may affect our business and operations. The information contained in this press release speaks only as of the date of this press release and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this press release, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. You should review future reports we file with the U.S. Securities and Exchange Commission (the “SEC”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This press release also includes statistical data, including, but not limited to, data regarding the production, distribution, marketing, and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases refer to Cemex’s prices for its products. We generated some of this data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this press release. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this press release. This press release includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. In this press release, “EBITDA” means “Operating EBITDA”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. 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